Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group Announces Increase to NVCC Preferred Share Issue

January 17, 2019 - TORONTO - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) today announced that as a result of strong investor demand for its previously announced domestic public offering of Non-Cumulative 5-Year Rate Reset Preferred Shares (non-viability contingent capital (NVCC)), Series 22 (the “Series 22 Shares”), the size of the offering has been increased to 14 million Series 22 Shares. The gross proceeds of the offering will now be $350 million. The offering will be underwritten by a group of underwriters led by TD Securities Inc.

The expected closing date is January 28, 2019. TD will make an application to list the Series 22 Shares as of the closing date on the Toronto Stock Exchange. The net proceeds of the offering will be used for general corporate purposes.

The Series 22 Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 12 million active online and mobile customers. TD had CDN$1.3 trillion in assets on October 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Gillian Manning

Investor Relations

416-308-9030

Julie Bellissimo

Media Relations, Corporate & Public Affairs

416- 965-6050